Exhibit 4.1

FIFTH SUPPLEMENTAL INDENTURE

THIS FIFTH SUPPLEMENTAL INDENTURE (this “Fifth Supplemental Indenture”) dated as of March 13, 2009, among VELOCITY EXPRESS CORPORATION, a Delaware corporation (the “Company”), and WILMINGTON TRUST COMPANY, as successor to WELLS FARGO BANK, N.A. (the “Trustee”), to the INDENTURE, dated as of July 3, 2006, among the Company, the guarantors party thereto and the Trustee, pursuant to which the Company has issued and there remains outstanding $98,941,353.00 in aggregate principal amount of 12.0% Senior Secured Notes due 2010 (the “Notes”), as amended by the First Supplemental Indenture, dated as of August 17, 2006, the Second Supplemental Indenture, dated as of December 22, 2006, the Third Supplemental Indenture, dated as of July 25, 2007 and the Fourth Supplemental Indenture, dated as of May 19, 2008 as further amended as of June 19, 2008 (as so amended by the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, and the Fourth Supplemental Indenture, as amended, the “Indenture”).

RECITALS

WHEREAS, the Company wishes to amend the Indenture to, among other things,

(1) Waive certain defaults as more particularly described in Section 2.3 hereof;

(2) Waive the Noteholders’ refinancing options set forth in Section 4.16A of the Indenture;

(3) Permit the Company to enter into a new twelve million dollar credit facility (“Credit Facility”) with Burdale Capital Finance, Inc. as administrative agent for itself and other lenders thereunder (“Agent”);

(4) Permit the Company to amend and restate (i) the definition of Scanner Amount in Section 1.02 of the Indenture to provide for an amount not to exceed $7.5 million, (ii) Section 6.01 (5) of the Indenture to require a Payment Default to be in excess of $1.0 million, (iii) Section 4.09 (xii) of the Indenture to increase the limit on Purchase Money Obligations and Capital Lease Obligations to $2.75 million in the aggregate, (iv) Section 4.12 of the Indenture to correct inconsistencies resulting from prior supplemental indentures, and provide the Noteholders who consent to this Fifth Supplemental Indenture will receive, on a pro rata basis (based upon the principal amount of the Notes held by the consenting Noteholders), fifty percent of the first two million dollars ($2,000,000) of any recovery (net of any and all outstanding legal fees, cost and expenses owing to any law firm representing the Company in these matters) from the Office Depot Litigation and the NICA Litigation, and (v) to delete Section 3.07 of the Indenture since the facts upon which it is based no longer exist;

(5) Permit the Company to add an additional covenant in Section 4.27 requiring a Sale;

(6) Permit the Company to amend and restate the (i) minimum cash and accounts receivable and (ii) minimum quarterly EBITDA financial covenants contained in Section 4.21 of the Indenture; and

(7) Permit the Trustee to enter into a new Intercreditor Agreement (the “Intercreditor Agreement”) among Agent, the Trustee, on behalf of the Noteholders, and the Company which provides, inter alia, for (i) subordination of payment obligations due under the Indenture and Notes (including the Asset Sale Offer under Section 4.12(b) to the Indenture) to payment in full of all amounts due to Agent and other lenders under the Credit Facility and (ii) a prohibition for 150 days of the Noteholders’ right to enforce the Indenture in the event of a default.

WHEREAS, the Noteholders wish to amend the Indenture to induce Agent and any other lenders under the Credit Facility to provide credit to the Company, as the Noteholders believe the Credit Facility to be in their best interests, including by reason of providing the Company with additional financing and helping to avoid potential defaults;

WHEREAS, with respect to the amendments and waivers specified herein, Section 8.02(b) of the Indenture requires the consent of two-thirds majority of the Noteholders of the then outstanding balance of the Notes (the “Requisite Consents”) for the Company and the Trustee to execute this Fifth Supplemental Indenture;

WHEREAS, the Company has solicited consents from Noteholders to approve the amendments to the Indenture and waivers set forth herein (the “Proposed Amendments”) and to approve the Intercreditor Agreement;

WHEREAS, the Company has received, in form acceptable to the Trustee, and delivered to the Trustee, the Requisite Consents to effect the Proposed Amendments under the Indenture and to authorize the Trustee to execute, deliver and perform the Intercreditor Agreement; and

WHEREAS, all things necessary to make this Fifth Supplemental Indenture a valid agreement of the Company in accordance with its terms have been done.

NOW, THEREFORE, in consideration of the premises, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Noteholders, as follows:

ARTICLE I

AUTHORIZATIONS

1.1 Effectiveness and Effect

(a) This Fifth Supplemental Indenture shall become binding upon execution and effective upon the (i) satisfaction of each of the conditions set forth in Article IV herein, (ii) receipt and delivery of the Requisite Consents to the Company and the Trustee, (iii) execution of this Fifth Supplemental Indenture by the Company and the Trustee and the Intercreditor Agreement in substantially the form attached hereto as Exhibit D by the Company, Agent and the Trustee, and (iv) except with the consent of holders of a majority in aggregate principal amount of the Notes, the accuracy and completeness of all statements, representations and warranties made in connection with this Fifth Supplemental Indenture or in any document delivered in connection herewith. Upon execution and delivery of this Fifth Supplemental Indenture, the Indenture shall be modified, amended and supplemented in accordance with this Fifth Supplemental Indenture, and all the terms and conditions of both shall be read together as though they constitute one instrument, except that, in the case of conflict, the provisions of this Fifth

Supplemental Indenture will control. In the case of a conflict between the terms and conditions contained in the Notes and those contained in the Indenture, as modified, amended and supplemented by this Fifth Supplemental Indenture, the provisions of the Indenture, as modified, amended and supplemented by this Fifth Supplemental Indenture, shall control. Each of the Indenture, as modified, amended and supplemented by this Fifth Supplemental Indenture, and the Notes are hereby ratified and confirmed, in all respects, and shall remain in full force and effect and shall bind every Noteholder.

(b) The Section headings in the Fifth Supplemental Indenture have been inserted for convenience and reference only, are not to be considered a part hereof or thereof and shall in no way modify or restrict any of the terms or provisions hereof or thereof.

(c) On and after the date hereof, all references to the Indenture in the Indenture or in any agreement, document or instrument delivered in connection therewith or pursuant thereto shall be deemed to refer to the Indenture as modified, amended and supplemented by this Fifth Supplemental Indenture.

ARTICLE II

WAIVER AND CONSENT

2.1 The Noteholders consent to the financing to be provided by the Agent and lenders under the Credit Facility to the Company and certain of its Affiliates, substantially in the form of the Loan and Security Agreement, a copy of which has been received by each Noteholder and is attached hereto as Exhibit A.

2.2 Section 4.16A of the Indenture, as amended by Section 3.20 of this Fifth Supplemental Indenture, requires the Company, in the event the Company desires to refinance the Senior Facility Obligations in a manner other than an Acceptable Refinancing, to notify the Noteholders, by delivery of a Refinancing Notice to the Trustee and provide the Noteholders with a Right of First Refusal. The Company has notified the Trustee and the Noteholders of the material terms and conditions for the proposed Credit Facility and the Noteholders hereby waive their right to receive the Refinancing Notice and their Right of First Refusal solely in respect to the refinancing under the Burdale Credit Facility.

2.3 Section 4.09 (xii) of the Indenture restricts the Company from incurring Purchase Money Obligations and Capital Lease Obligations in an aggregate principal amount in excess of $1 million. The Company has notified the Noteholders that during the fourth quarter of 2008, the Company failed to maintain this covenant. Section 4.21(A) of the Indenture, as amended by Section 3.7 and Exhibit B, Subsection A of the Fourth Supplemental Indenture, requires the Company and the Subsidiary Guarantors to maintain minimum cash and Cash Equivalents of not less than Three Million Dollars ($3,000,000) which are subject to a perfected Lien created in favor of the Trustee for the benefit of the Noteholders. The Company has notified the Noteholders that it did not meet this covenant as of its last business day of October and November 2008 and January 2009. Section 4.21(B) of the Indenture, as amended by Section 3.7 and Exhibit B, Subsection B of the Fourth Supplemental Indenture requires the Company and the Subsidiary Guarantors to maintain minimum cash, Cash Equivalents, and Qualified Accounts Receivable of not less than Twenty-Six Million Dollars ($26,000,000), which are subject to a perfected Lien created in favor of the Trustee for the benefit of the Noteholders. The Company has notified the Noteholders that as of its last business day of October, November and December 2008, and January 2009 it did not meet this covenant. Section 4.21(C) of the Indenture, as amended by Section 3.7 and Exhibit B, Subsection C of the Fourth Supplemental Indenture requires the Company and the Subsidiary Guarantors to achieve a LTM EBITDA of not less than $3,257,000 for the quarter ending December 2008. The Company has notified the Noteholders that as of its last business day of December 2008 it did not meet this covenant. The Noteholders hereby waive any default under the Indenture that arises from (i) the failure of the Company and the Subsidiary Guarantors to maintain cash and Cash Equivalents of not less than Three Million Dollars ($3,000,000) as of its last business day of October and November 2008 or at any other relevant point during January 2009, (ii) the Company’s failure to maintain cash, Cash Equivalents Qualified Accounts Receivable of not less than Twenty-Six Million Dollars ($26,000,000) as of its last business day of October, November and December 2008 respectively or at any other relevant time up to the time of approval of this Fifth Supplemental Indenture, (iii) the failure of the Company and the Subsidiary Guarantors to achieve a LTM EBITDA of not less than $3,257,000 as of its last business day of December 2008, and (iv) the incurrence by the Company of Purchase Money Obligations and Capital Lease Obligations during the fourth quarter of 2008 in excess of $1 million.

ARTICLE III

AMENDMENTS TO INDENTURE

3.1 Definitions. Section 1.01 of the Indenture (“Definitions”) is amended to include the following additional definitions in alphabetical order:

“Agent” has the meaning set forth in the Recitals to the Fifth Supplemental Indenture.

“Burdale Credit Facility” means the credit facility evidenced by the Senior Facility Agreement.

“Capital Lease” means any lease of any property (whether real, personal or mixed) that, in conformity with GAAP, should be accounted for as a capital lease.

“Consenting Noteholders” means the Noteholders who consent to this Fifth Supplemental Indenture.

“Effective Date” has the meaning set forth in Section 4.12(e) of the Indenture.

“Fifth Supplemental Indenture” means this Fifth Supplemental Indenture dated as of March 13, 2009 among the Company, the Subsidiary Guarantors named herein and the Trustee.

“Global Alliance Expenses” means any reasonable and necessary third party expenses incurred by the Company in connection with the potential Global Alliance Transaction, up to an aggregate amount of $575,000 incurred on or prior to December 31, 2009.

“Global Alliance Transaction” means a partnership with European, Asian and/or other international delivery company or companies for the purpose of creating a global delivery service.

“Non-Recurring Fees and Expenses” means occupancy expense for the Company’s redundant facility in Minneapolis, MN incurred on or prior to December 31, 2008 and settlement expense for the Company’s redundant facility in Bridgeport, NJ incurred on or prior to November 30, 2008, up to an aggregate amount of $189,000.

“NICA Litigation” means that certain litigation between Clayton/National Courier and COLL UNICA, Inc. filed on December 23, 2005 in the U.S. District Court for the District of New Jersey, Docket No. 2105 CV 05950-JUL-MF.

“Sale” has the meaning set forth in Section 4.27 of the Indenture.

3.2 The definition of “Consolidated Adjusted EBITDA”, in Section 1.01 of the Indenture is hereby amended and restated in its entirety as follows:

“Consolidated Adjusted EBITDA” means for any period, without duplication, the total of the following for the Company and its Subsidiary Guarantors on a consolidated basis, each calculated for such period: (a) Net Income; plus (without duplication), to the extent included in the calculation of Net Income, (b) the sum of (i) income and franchise taxes paid or accrued; (ii) Interest Expense, net of interest income, paid or accrued; (iii) amortization and depreciation; (iv) Global Alliance Expenses; (v) attorney’s fees incurred in connection with the Office Depot Litigation up to an aggregate amount of $975,000 incurred on or prior to December 31, 2009; (vi) transaction or consulting expenses incurred in connection with the Fourth Supplemental Indenture and Fifth Supplemental Indenture and all fees and liquidated damages (including, without limitation, waiver or amendment fees) charged, paid to or required by Wells Fargo Foothill, Inc. in connection with or arising out of any waiver or amendment of any of the Company’s existing credit facility, to the extent such fees are not required to be capitalized in accordance with GAAP, in an aggregate amount up to $850,000; (vii) non-cash expenses incurred in connection with the issuance of Capital Stock or options therefor of the Company to members of management of the Company and the Subsidiary Guarantors pursuant to a stock option plan or similar management compensation plan to the extent such non-cash expenses are not reasonably likely to result in a cash expenditure in a future period and (viii) Non-Recurring Fees and Expenses; less (without duplication), to the extent included in the calculation of Net Income, (c) the sum of (i) the income of any Person (other than wholly-owned Subsidiary Guarantors of the Company) in which the Company or any wholly owned Subsidiary Guarantors of the Company has an ownership interest except to the extent such income is received by the Company or any such wholly-owned Subsidiary Guarantors in a cash distribution during such period; (ii) gains or losses from sales or other dispositions of assets; and (iii) the greater of (A) $0 and (B) the sum of extraordinary or non-recurring gains less extraordinary or non-recurring “cash” losses.

3.3 The definition of “Capital Stock”, in Section 1.01 of the Indenture is hereby amended and restated in its entirety as follows:

“Capital Stock” shall mean, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person’s capital stock or partnership, limited liability company or other equity interests at any time outstanding, and any and all rights, warrants or options exchangeable for or convertible into such capital stock or other interests (but excluding any debt security that is exchangeable for or convertible into such capital stock or other equity interests).

3.4 The definition of “Interest Expense”, in Section 1.01 of the Indenture is hereby amended and restated in its entirety as follows:

“Interest Expense” means, for any period, as to any Person, as determined in accordance with GAAP, the total interest expense of such Person, whether paid or accrued during such period but without duplication (including the interest component of Capital Leases for such period), including, without limitation, discounts in connection with the sale of any Accounts that are sold for purposes other than collection.

3.5 The definition of “Net Income”, in Section 1.01 of the Indenture is hereby amended and restated in its entirety as follows:

“Net Income” means, with respect to any Person, the net income (or loss) of such Person determined in accordance with GAAP.

3.6 The definition of “Permitted Liens”, in Section 1.01 of the Indenture is hereby amended to add a new clause 22 as follows:

(22) all Liens created under the Burdale Credit Facility in favor of Senior Facility Agent;

3.7 The definition of “Scanner Amount”, in Section 1.01 of the Indenture is hereby amended and restated in its entirety as follows:

“Scanner Amount” means an amount of money which a majority of the Board of Directors determines is necessary or desirable for the Company to use to support its program to lease or acquire scanners; provided that such amount shall not exceed $7.5 million and is permitted to be incurred (and is incurred) pursuant to Section 4.09(i).

3.8 The Definition of “Security Documents” in Section 1.01 of the Indenture is hereby amended and restated in its entirety as follows:

“Security Documents” means the Security Agreement, the Control Agreement (as defined in the Security Agreement), the Intercreditor Agreement (as and when required to be entered into as of the effective date of the Fifth Supplemental Indenture) and the various other security agreements, mortgages, pledge agreements, collateral assignments and/or other instruments evidencing or creating any security interests or Liens in favor of the Noteholders or the Trustee acting for and on behalf of the Noteholders, in each case as amended, replaced, modified, or restated from time to time in accordance with its terms and the terms of this Indenture.

3.9 The definition of “Senior Facility Agent” in Section 1.01 of the Indenture is hereby amended and restated in its entirety as follows:

“Senior Facility Agent” means Burdale Capital Finance, Inc., a Delaware corporation, as “Agent” under the Senior Facility Agreement, together with any replacement thereof or successor thereto duly appointed to act in such capacity and any subsequent agent or administrative agent appointed under any subsequent Senior Facility Agreement entered into in accordance with this Indenture.

3.10 The definition of “Senior Facility Agreement” in Section 1.01 of the Indenture is hereby amended and restated in its entirety as follows:

“Senior Facility Agreement” means the Loan and Security Agreement, dated as of February     , 2009, by and among Senior Facility Agent, the Company, each of the other Subsidiaries of the Company that are identified on the signature pages thereto as “Borrowers” thereunder, and each of its Subsidiaries that are identified on the signature pages thereto as “Guarantors” thereunder, the “Lenders” that from time to time are a party thereto, as such agreement may be amended, modified, amended and restated, supplemented, renewed or extended; and as such agreement may be replaced or, subject to Section 4.16A, refinanced, from time to time, in each case, in accordance with the Intercreditor Agreement.

3.11 The definition of “Senior Facility Creditors” in Section 1.01 of the Indenture is hereby amended and restated in its entirety as follows:

“Senior Facility Creditors” means each lender party to (specifically including, without limitation, each issuer of or with respect to Senior LOC Obligations arising or outstanding pursuant to) the Senior Facility Agreement, along with each other Person holding or beneficiary to any assignment of, participation in or accession to the rights of a lender, noteholder, issuer, creditor, secured party or other obligee with respect to Senior Facility Obligations evidenced by or arising under the Senior Facility Documents, and shall also mean and include the Senior Facility Agent.

3.12 The definition of “Senior Facility Documents” in Section 1.01 of the Indenture is hereby amended and restated in its entirety as follows:

“Senior Facility Documents” shall have the meaning as set forth in the Intercreditor Agreement.

3.13 The definition of “Senior Facility Obligations” in Section 1.01 of the Indenture is hereby amended and restated in its entirety as follows:

“Senior Facility Obligations” means “Senior Indebtedness” as such term is defined in the Intercreditor Agreement.

3.14 The definition of “Senior Lien” in Section 1.01 of the Indenture is hereby amended and restated in its entirety as follows:

“Senior Lien” has the meaning assigned to such term in the Intercreditor Agreement.

3.15 The definition of “Senior LOC Obligations” in Section 1.01 of the Indenture is hereby amended and restated in its entirety as follows:

“Senior LOC Obligations” means Indebtedness of the Company and/or applicable Subsidiary Guarantor(s) to or in favor of one or more Senior Facility Creditors as of any date represented by the sum of the aggregate undrawn amount of, plus the aggregate amount of all reimbursement obligations in respect of, letters of credit issued in accordance with the terms and conditions of the Senior Facility Agreement.

3.16 The definition of “Intercreditor Agreement” in Section 1.01 of the Indenture is hereby amended and restated in its entirety as follows:

“Intercreditor Agreement” means (a) the Intercreditor Agreement, dated as of March 13, 2009, by and between the Senior Facility Agent and the Trustee (in the form annexed as Exhibit E hereto); as such agreement may be amended, modified, amended and restated, supplemented, renewed, extended or replaced from time to time in accordance with its terms and (b) without limiting the foregoing clause (a) in connection with any Permitted Refinancing Indebtedness incurred in exchange for or as a refinancing, renewal, replacement, defeasance or refunding of the Senior Facility Obligations, any intercreditor agreement that has been approved by the Required Noteholders and the Trustee.

3.17 Redemption. Section 3.07 of the Indenture (“Special Mandatory Redemption; Notices to Trustee”) is hereby deleted.

3.18 Senior Obligations. Section 4.09(i) of the Indenture (the “Limitation on Increase of Additional Indebtedness and Issuance of Preferred Stock”) is amended and restated in its entirety as follows:

“any Senior Facility Obligations subject only to the terms and conditions of the Intercreditor Agreement;”

3.19 Purchase Money Obligations and Capital Lease Obligations. Section 4.09 (xii) of the Indenture (“Limitation on Increase of Additional Indebtedness and Issuance of Preferred Stock”) is amended and restated in its entirety as follows:

“(xii) the incurrence by the Company and the Subsidiary Guarantors of Purchase Money Obligations and Capital Lease Obligations in an aggregate principal amount not to exceed $2.75 million at any one time outstanding.

3.20 Asset Sales. Section 4.12 of the Indenture (“Limitation on Asset Sales”) is hereby replaced in its entirety with Section 4.12 of the original Indenture, dated July 3, 2006 except that the following paragraphs are added or amended and restated in their entirety:

Clause (a) of the second paragraph of Section 4.12 is hereby amended and restated in its entirety as follows:

(a) to permanently repay, first, any Senior Facility Obligations then outstanding, or, thereafter, outstanding Applicable Pari Passu Indebtedness (and to permanently reduce in corresponding amounts commitments with respect thereto in the case of revolving borrowings); provided that, such repayment and corresponding reduction would not apply with respect to the Net Proceeds from the sale or transfer, by whatever means, of the capital stock or assets of USDS Canada Ltd., a Canadian corporation and an indirect subsidiary of the Company, and its subsidiary (the “Canadian Sale”);

The third paragraph of Section 4.12 is hereby amended and restated in its entirety as follows:

Pending the final application of any such Net Proceeds, the Company may temporarily reduce the revolving Indebtedness included among the Senior Facility Obligations or otherwise invest such Net Proceeds in Cash Equivalents.

(a) Any Net Proceeds from Asset Sales (other than Velocity Technology Sale and Disclosed Sale) after March 13, 2009 that are not applied or invested as provided in the first sentence of this Section, or otherwise used as a permanent reduction of the Senior Facility Obligations, will be deemed to constitute “Excess Proceeds”. The Company may, subject to the other terms of this Indenture, use any of the Excess Proceeds equal to or less than $1,000,000 in the aggregate, for any purpose not prohibited by the Indenture. On any date that the aggregate amount of Excess Proceeds under this Indenture exceeds one million dollars ($1,000,000) (an “Asset Sale Offer Trigger Date”), the Company will be required to make an offer to (i) all Holders of Notes issued under this Indenture or (ii) all holders of other Indebtedness other than the Senior Indebtedness (as hereinafter described) (an “Asset Sale Offer”) to purchase the maximum principal amount of Notes and such other Indebtedness other than the Senior Indebtedness, if the Company is required to do so under the terms of any such other Indebtedness on a pro rata basis with the Notes that may be purchased out of the Excess Proceeds, at a purchase price in cash in an amount equal to one hundred percent (100%) of the principal amount thereof plus accrued and unpaid interest, if any, thereon, to the date of purchase in accordance with the procedures set out in this Indenture. To the extent that the aggregate amount of Notes (and any Other Indebtedness other than the Senior Indebtedness subject to such Asset Sale Offer) tendered pursuant to such Asset Sale Offer is less than the Excess Proceeds, the Company may, subject to the other terms of this Indenture use any remaining Excess Proceeds for any purpose not prohibited by this Indenture. If the aggregate principal amount of Notes surrendered by Holders thereof in connection with any Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis; provided that no Note shall be repurchased in part if the remaining balance thereof would be less than one dollar ($1.00). Upon completion of the offer to purchase made under this Indenture, the amount of Excess Proceeds that was the subject of such offer to purchase shall be reset at zero.

(b) After March 13, 2009,

(i) One hundred percent (100%) of the Net Proceeds of any recovery from the Office Depot Litigation,

(ii) one hundred percent (100%) of the Net Proceeds from the first ten million dollars ($10,000,000) and seventy percent (70%) of Net Proceeds in excess of ten million dollars ($10,000,000) from any Velocity Technology Sale, and

(iii) one hundred percent (100%) of the Net Proceeds from the first ten million dollars ($10,000,000) and seventy percent (70%) of Net Proceeds in excess of ten million dollars ($10,000,000) from the Disclosed Sale, the Net Proceeds described in clauses (i) (ii) and (iii) (the “Payment Proceeds”)

shall, to the extent required by the Senior Facility Agent, be applied by the Company to permanently reduce the Senior Facility Obligations (a “Permanent Reduction”) with the remaining proceeds (the “Remaining Proceeds”) made available to the Company. The Company may, subject to the other terms of this Indenture, use any of the Remaining Proceeds for any purpose not prohibited by this Indenture (other than a Restricted Payment). If the Senior Facility Agent does not require such mandatory reduction or otherwise waives the application of any Payment Proceeds as a permanent reduction on the Senior Facility Obligations, the Company may use such Payment Proceeds for its scanner lease and purchase program (“Scanner Use”) in an amount not to exceed the Scanner Amounts. Except as otherwise prohibited by the Intercreditor Agreement, to the extent any Payment Proceeds are not used as a Permanent Reduction or Scanner Use, the Company shall be required to use such Payment Proceeds to make an Asset Sale Offer to all Holders of Notes issued under this Indenture and holders of other Indebtedness other than the Senior Indebtedness (to the extent described in this sentence below) to purchase the maximum principal amount of Notes and, if the Company is required to do so under the terms of any other Indebtedness on a pro rata basis with the Notes that may be purchased out of the Payment Proceeds at a purchase price in cash in an amount equal to one hundred percent 100% of the principal amount thereof plus accrued and unpaid interest, if any, thereon, to the date of purchase in accordance with the procedures set out in this Indenture. To the extent that the aggregate amount of Notes (and any Other Indebtedness other than the Senior Indebtedness subject to such Asset Sale Offer) tendered pursuant to such Asset Sale Offer is less than the Payment Proceeds, the Company may, subject to the other terms of this Indenture, use any of the Payment Proceeds for any purpose not prohibited by this Indenture. If the aggregate principal amount of Notes surrendered by Holders thereof in connection with any Asset Sale Offer exceeds the amount of Payment Proceeds, the Trustee shall select Notes to be purchased on a pro rata basis; provided that no Note shall be repurchased in part if the remaining balance thereof would be less than $1.00. No reduction of the Senior Facility Obligations shall adversely affect the ability of the Company to borrow the Scanner Amounts subject to the conditions for such borrowing in the definition thereof.

A new paragraph (e) to Section 4.12 of the Indenture is hereby added as follows:

(e) Notwithstanding anything to the contrary contained in the Indenture, including without limitation Sections 3.01 and 4.12 thereof, fifty percent (50%) of the first two million dollars ($2,000,000) in aggregate of any recovery (net of any and all outstanding legal fees, cost and expenses owing any law firm representing the Company in these matters) from the Office Depot Litigation and/or the NICA Litigation will be paid as a consenting fee to those Noteholders consenting to this Fifth Supplemental Indenture on a pro rata basis (based upon the principal amount of the Notes held by the consenting Noteholders). The remainder of any recover from the Office Depot Litigation (net of any and all outstanding legal fees, cost and expenses owing any law firm representing the Company in this matter) will be paid in accordance with Section 4.12 of the Indenture.

3.21 Dividend Limitations. Section 4.13(c) of the Indenture (“Dividend Limitations and Other Payment Restrictions Affecting Restricted Subsidiaries”) is amended and restated in its entirety as follows:

(c) this Indenture and the Senior Facility Documents to the extent not prohibited by the Intercreditor Agreement;

3.22 Refinancing and Defaulted Financing Options in Favor of Holders. Section 4.16A. of the Indenture (“Refinancing and Defaulted Financing Options in Favor of Holders”) is hereby amended and restated in its entirety as follows:

SECTION 4.16A. Refinancing and Defaulted Financing Options in Favor of Holders.

The Noteholders hereby consent to any refinancing of Senior Facility Obligations provided that (a) the amount to be refinanced does not exceed Nineteen Million Five Hundred Fifty Thousand Dollars ($19,550,000) plus the Scanner Amount, (b) the rate of interest (not including any default rate or PIK interest) does not exceed LIBOR plus 800 basis points and (c) the final maturity date of any facility shall be the later of (i) the final maturity date of the Senior Facility Obligations or (ii) February 28, 2012 (the “Acceptable Refinancing”). In the event the Company desires to refinance the Senior Facility Obligations in a manner other than an Acceptable Refinancing, then in that event, the Company shall afford the Noteholders, by delivery of written notice to the Trustee (the “Refinancing Notice”) of such proposed refinancing (i) setting forth all of the material terms and conditions for such proposed refinancing; (ii) providing a reasonably detailed description of the procedures to be followed by such Noteholders to exercise their rights under this Section 4.16A and (iii) attaching or enclosing a copy of this Section 4.16A, and the Noteholders shall have, a five (5) day period (subject to earlier termination effective immediately upon the Noteholders’ delivery of written notice to the Company indicating their intention not to pursue any such option) after receipt by the Noteholders of such notice (the “Refinance Option Period”) during which the Noteholders shall have the right to provide such refinancing to the Company on substantially the same terms and conditions and in any event on terms and conditions at least as favorable to the Company as those set forth in the Refinancing Notice. Each Noteholder who desires to participate in such refinancing shall deliver to the Company, prior to the end of the Refinance Option Period, a notice electing to participate in such refinancing and stating the maximum principal amount of such refinancing such Noteholder is willing to fund. The Noteholders shall not be permitted to participate in such refinancing unless the Company receives during the Refinance Option Period notices from Noteholders electing to fund an amount at least equal to the full amount of the refinancing described in the Refinancing Notice (a “Qualified Notice”) (which notice may be signed and delivered in counterparts). During the Refinance Option Period (and if the Noteholders deliver a Qualified Notice, thereafter until the consummation of such refinancing), the Company shall provide such cooperation and information as such Noteholders that have delivered the Qualified Notice, or any of them, may reasonably request in connection with their evaluation of such refinancing. If the Noteholders deliver a Qualified Notice, then the Noteholders who delivered such notice (the “Participating Holders”) shall enter into definitive documentation for such facility with the Company and shall be prepared to fund any such facility pursuant to the terms thereof (subject to the terms and conditions for the closing of such financing), and such financing shall be provided by the respective Participating Holders in proportion to the amount of financing or refinancing each of them committed to fund in the Qualified Notice or in such other proportion as such Noteholders shall agree. If the Noteholders fail to deliver a Qualified Notice during the Refinance Option Period, then the Company may consummate such financing or refinancing during the forty-five (45) day period after the expiration of the Refinance Option Period on the terms and conditions described to the Noteholders in the Refinancing Notice. If the Company does not consummate such financing or refinancing during such forty-five (45) day period or if the Company proposes to modify any material terms of such financing or refinancing, then the Company shall not consummate such financing or refinancing without again following the procedures provided in this Section 4.16A. The rights provided by this Section 4.16A shall apply to any subsequent Obligations of the Company and/or its Restricted Subsidiaries incurred as a result of the entry into or later refinancing or replacement of the Senior Facility Documents as referred to in the first sentence of this Section 4.16A, and the rights of the Noteholders under this Section 4.16A as to any particular financing or refinancing shall not be affected by the failure of the Noteholders to exercise the right provided by this Section 4.16A with respect to any preceding financing or refinancing.

3.23 Financial Covenants. Section 4.21 of the Indenture (“Financial Covenants”) is hereby deleted and restated in its entirety as follows:

SECTION 4.21 Financial Covenants

The Company and its Restricted Subsidiaries shall maintain the financial covenants set forth on Exhibit B annexed hereto, which are made a part of the Indenture.

3.24 Control Agreement. Section 4.26 of the Indenture (“Deposit Account Control Agreement”) is hereby deleted in its entirety.

3.25 Sale. A new Section 4.27 is added to the Indenture immediately following Section 4.26 and reads as follows:

Sale Process. The Company shall take, or cause to be taken, the following actions in a commercially reasonable manner:

(i) within 10 days after the closing of the Senior Loan Facility and the effectiveness of the Fifth Supplemental Indenture (the “Effective Date”), retain an investment banker or such other professional to conduct a sale of all or substantially all of the Notes and/or the Company and/or of the assets of the Company (the “Sale”);

(ii) within 30 days after Effective Date, complete a “teaser” and mail to prospective bidders;

(iii) within 40 days after Effective Date, have a data room available to prospective bidders or otherwise make diligence materials available to those who have entered into confidentiality agreements in form and substance satisfactory to the Company;

(iv) so long as a prospective bidder has proposed a transaction capable of being effected by the Company and which either (i) yields to the Company sufficient sums to satisfy fully the Senior Facility Obligations or (ii) fully assumes the Senior Facility Obligations with the Senior Facility Agent’s consent, within 100 days after the Effective Date, the Company will enter into one or more letters of intent or other similar agreements (the “Letter of Intent”) for the Sale subject to receipt of all requisite approvals and consents including all governmental consents and the approval of the Senior Facility Agent, the Noteholders, and Company’s stockholders; and

(v) so long as there is a Letter of Intent in effect, use commercially reasonable efforts to enter into a binding Note, Merger or Asset Purchase Agreement (the “Agreement”) within 120 days after the Effective Date, providing for the Sale subject to all requisite consents and approvals, including if required under the terms of the Agreement, approval of a federal bankruptcy court pursuant to Section 363 of the United States Bankruptcy Code.

The foregoing is intended only to produce a sale process and does not guarantee that an offer will be made, or that an Agreement will be entered into, or that a Sale will occur. The Company’s failure to obtain either an acceptable (i) Letter of Intent, or (ii) Agreement, through no reasonable fault of the Company, or the Company’s inability to consummate any Sale transaction, whether due to failure to obtain requisite approvals of the Noteholders, the Senior Facility Agent or other third parties, or for any other reason not the fault of the Company, shall relieve the Company of the obligations under this Section 4.27.

3.26 Events of Default. Section 6.01(5) of the Indenture (“Events of Default”) is amended and restated in its entirety as follows:

(5) any default occurs under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Significant Subsidiaries (or any Indebtedness for money borrowed Guaranteed by the Company or any of its Significant Subsidiaries if the Company or a Significant Subsidiary does not perform its payment obligations under such Guarantee within any grace period provided for in the documentation governing such Guarantee), whether such Indebtedness or Guarantee exists on the Issue Date or is thereafter created, which default (a) constitutes a Payment Default in excess of One Million Dollars ($1,000,000) or (b) results in the acceleration of such Indebtedness prior to its Stated Maturity, and in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or that has been so accelerated, aggregates $1 million or more;

3.27 Representations and Warranties. The Company makes the representations and warranties to the Noteholders set forth in Exhibit C annexed hereto.

3.28 Exhibits; Intercreditor Agreement. The Intercreditor Agreement annexed hereto as Exhibit D shall replace Exhibit E to the Indenture.

3.29 Burdale Credit Facility and Intercreditor Agreement.

(a) Section 8.01(b) of the Indenture (“Without Consent of Noteholders”) is hereby amended and restated in its entirety as follows:

(b) In addition to and without limitation on the powers and authority conferred on the Trustee pursuant to the foregoing clause (a) of this Section 8.01, each Noteholder irrevocably and unconditionally confirms and agrees that the Trustee shall be further authorized and empowered to, and, on and as of the effective date of the Fifth Supplemental Indenture, the Trustee, for and on behalf of such Noteholder, shall enter into with the Senior Facility Agent, for and on behalf of the Senior Facility Creditors, the Intercreditor Agreement in substantially the form thereof attached as Exhibit E hereto.

3.30 Section 11.10 of the Indenture (“Intercreditor Agreement”) is hereby amended and restated in its entirety as follows:

Section 11.10. Intercreditor Agreement.

Each Noteholder hereby grants to the Trustee all requisite authority to execute, deliver and perform or otherwise become bound by the Intercreditor Agreement and to bind the Noteholders thereto by the Trustee’s entering into or otherwise becoming bound thereby, and no further consent or approval on the part of the Noteholders is or will be required in connection with the performance of the Intercreditor Agreement.

ARTICLE IV

CONDITIONS PRECEDENT

4.1 Conditions Precedent. The effectiveness of the amendments to the Indenture contemplated by Article III are subject to the following:

(a) delivery to the Trustee of an Officer’s Certificate stating that the Burdale Credit Facility has been executed and delivered, subject only to execution and delivery by the Trustee of the Intercreditor Agreement;

(b) delivery to the Noteholders and the Trustee the Intercreditor Agreement in the form of Exhibit D attached hereto, duly executed by the Trustee, Agent and the Company;

(c) delivery to the Noteholders of a Perfection Certificate in the form previously delivered and continued compliance with the provisions of this Fifth Supplemental Indenture; and

(d) delivery to the Trustee of (i) an Officer’s Certificate; (ii) Opinion of Counsel; (iii) payment or adequate arrangements for payment of fees due to the Trustee and its counsel; and (iv) such other documents, certificates and consents as Trustee may reasonably request pursuant to the terms of the Indenture.

ARTICLE V

MISCELLANEOUS

5.1 Counterparts. This Fifth Supplemental Indenture may be executed in several counterparts, each of which shall be an original and all of which shall constitute the same instrument.

5.2 Conflict with the Trust Indenture Act. If any provision of this Fifth Supplemental Indenture limits, qualifies or conflicts with any provision of the Trust Indenture Act (the “TIA”) that is required under the TIA to be part of and govern any provision of this Fifth Supplemental Indenture, the provision of the TIA shall control. If any provision of this Fifth Supplemental Indenture modifies or excludes any provision of the Indenture that may be so modified or excluded, the provision of the TIA shall be deemed to apply to the Indenture as so modified or to be excluded by this Fifth Supplemental Indenture, as the case may be.

5.3 Consent Fee. Upon closing of the Credit Facility the Company will pay $500,000 in the aggregate to the Noteholders who consent to this Fifth Supplemental Indenture, on a pro rata basis (based upon the principal amount of the Notes held by the consenting Noteholders).

5.4 Successor; Benefits of Fifth Supplemental Indenture, etc. All agreements of the Company in this Fifth Supplemental Indenture shall bind its successors. Nothing in this Fifth Supplemental Indenture or the Notes, express or implied, shall give to any Person, other than the parties hereto and thereto and their respective successors hereunder or thereunder and the Noteholders of the Notes, any benefit of any legal or equitable right, remedy or claim under the Indenture, this Fifth Supplemental Indenture or the Notes.

5.5 Certain Duties and Responsibilities of the Trustee. In entering into this Fifth Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided.

5.6 Expenses. Notwithstanding anything set forth in the Indenture to the contrary, the Company shall reimburse the Trustee for all reasonable out-of-pocket cost and expenses incurred in connection with this Fifth Supplemental Indenture.

5.7 Governing Law. The law of the State of New York shall govern and be used to construe this Fifth Supplemental Indenture.

5.8 Ratification. Except as specifically amended above, the Indenture is and shall continue to be in full force and effect and is hereby ratified and confirmed in all respects. Each Guarantor hereby acknowledges that it has read this Fifth Supplemental Indenture and consents to the terms hereof and further confirms and agrees that, notwithstanding the effectiveness of this Supplemental Indenture, its obligations under its Guarantee shall not be impaired or affected and such Guarantee is, and shall continue to be, in full force and effect and is hereby confirmed and ratified in all respects.

5.9 Further Assurances. The Company and each of its subsidiaries agree that, from time to time upon the request of the Trustee or any Noteholder, it will promptly execute and deliver such further documents and do such other acts and things as the Trustee or such Noteholder may request in order to affect the purposes of any Security Document.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Fifth Supplemental Indenture to be duly executed as of the date first written above.

THE COMPANY

VELOCITY EXPRESS CORPORATION

By:	/s/ Mark T. Carlesimo
Mark T. Carlesimo
Secretary and General Counsel

THE SUBSIDIARY GUARANTORS

VELOCITY EXPRESS, INC.
VXP MID-WEST, INC.
VELOCITY SYSTEMS FRANCHISING CORPORATION
VELOCITY EXPRESS LEASING, INC.
VXP LEASING MID-WEST, INC.
CD&L, INC.
CLAYTON/NATIONAL COURIER SYSTEMS, INC.
CLICK MESSENGER SERVICE, INC.
OLYMPIC COURIER SYSTEMS, INC.
SECURITIES COURIER CORPORATION
SILVER STAR EXPRESS, INC.

By:	/s/ Mark T. Carlesimo
Name:	Mark T. Carlesimo
Title:	Secretary

THE TRUSTEE

WILMINGTON TRUST COMPANY, as Trustee

By:	Suzanne J. MacDonald
Name:	Suzanne J. MacDonald
Title:	Vice President

EXHIBIT A

LOAN AND SECURITY AGREEMENT

(attached on next page)

EXHIBIT B

FINANCIAL COVENANTS

A.	Minimum Cash.

The Company and the Subsidiary Guarantors shall maintain at all times cash and Cash Equivalents which are subject to the perfected Lien created in favor of the Trustee for the benefit of the Holders pursuant to the Security Documents (in each case, free of Liens other than (i) Security Document Liens as aforesaid, (ii) rights of setoff of the applicable depository bank or securities intermediary, and (iii) the Senior Lien as, when and to the extent applicable pursuant to the Intercreditor Agreement) of not less than $3 million.

B.	Minimum Cash and Accounts Receivable.

The Company and the Subsidiary Guarantors shall maintain at all times cash, Cash Equivalents and Qualified Accounts Receivable which are subject to the perfected Lien created in favor of the Trustee for the benefit of the Holders pursuant to the Security Documents (in each case, free of Liens other than (i) Security Document Liens as aforesaid, (ii) rights of setoff of the applicable depository bank or securities intermediary, and (iii) the Senior Lien as, when and to the extent applicable pursuant to the Intercreditor Agreement) of not less than $20 million.

C.	Minimum Quarterly EBITDA.

The Company shall not fail to achieve Consolidated Adjusted EBITDA, measured on a quarterly basis, of at least the required amount set forth in the following table for the applicable period set forth opposite thereto:

Applicable Amount	Applicable Period
$4,059,000	Nine months ended March 2009
$8,059,000	Twelve months ended June 2009
$9,182,000	Twelve months ended September 2009
$10,260,000	Twelve months ended December 2009
$10,260,000	Twelve months ended March 2010

The Company shall deliver to the Trustee via an Officer’s Certificate and each Noteholder a detailed computation of its Consolidated Adjusted EBITDA no later than the 30th calendar day following the end of each fiscal quarter set forth above. Notwithstanding the forgoing, any Noteholder may elect by written notice to the Company to not receive such information until such information is publicly disclosed by the Company.

D.	Driver Accounts Payable.

The Company and its Restricted Subsidiaries shall cause all amounts due to its independent contractor drivers to be paid on a timely basis in all material respects.

EXHIBIT C

REPRESENTATIONS

The Company represents and warrants to the Consenting Noteholders as follows:

(i) The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of its jurisdiction of incorporation with corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Company’s annual and periodic filings with the SEC and to execute, deliver and perform its obligations under the Fifth Supplemental Indenture (“Indenture Supplement”). The Company has all requisite corporate power and authority to make and consummate the Consent Solicitation in accordance with their terms.

(ii) The solicitation of the Consents and the consummation of the transactions contemplated in the Indenture Supplement have been duly authorized by all necessary corporate action on the part of the Company.

(iii) The Indenture Supplement has been duly authorized, executed and delivered by the Company. The Indenture constitutes, and the Indenture Supplement when duly authorized, executed and delivered by the trustee thereunder, will constitute, a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

(iv) The Notes have been duly authorized by the Company and constitute valid and binding obligations of the Company entitled to the benefits of the Indenture (as amended by the Indenture Supplement), and enforceable against the Company in accordance with their terms.

(v) (A) The solicitation of the Consents, (B) the effectuation of the Indenture Supplement, (C) the execution, delivery and performance by the Company of the Indenture Supplement, and (D) the consummation by the Company of the transactions described in the Indenture Supplement and compliance with the terms herein or therein (all of the foregoing, collectively, the “Transactions”), in each case, (x) do not and will not result in any violation of the charter or by-laws or similar organizational documents of the Company or any of its subsidiaries, (y) do not and will not conflict with, or result in a breach or violation of any of the terms or provisions of, or constitute an event of default (or an event which with notice or lapse of time or both would become an event of default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries under, (a) any contract, indenture, mortgage, lease or other agreement, known to such counsel, to which the Company or any of its subsidiaries is a party or by which any of them may be bound or to which any of its properties or assets are bound or affected or (b) any existing applicable law, rule or regulation, or any judgment, order or decree known to such counsel of any government, governmental or regulatory instrumentality or agency or court, domestic or foreign, having jurisdiction over the Company, any of its subsidiaries or any of their properties or assets and (2) complies and will comply in all material respects with all applicable laws, rules and regulations of any government or governmental or regulatory instrumentality of agency, including, without limitation, the Exchange Act, state takeover laws and Regulations T, U and X promulgated by the Board of Governors of the Federal Reserve System.

(vi) None of the Transactions nor the execution, delivery and performance of the Indenture Supplement by the Company, and the consummation of the transactions contemplated hereby, require or will require any consent of, approval of, waiver by, license or authorization from, or permit of, or other action by or filing or registration with or notification to, any governmental or regulatory agency by the Company or any of its subsidiaries except for filings with the Securities and Exchange Commission, the Nasdaq Stock Market and any state securities filings.

(vii) To the best knowledge of the Company, no injunction, restraining order or denial of any application for approval has been issued or proceedings, litigation or investigation initiated or threatened with respect to the Transactions by or before any governmental or regulatory agency, or any court.

(viii) Assuming that each of the Noteholders is an institutional accredited investor, the securities of the Company being issued in the Transactions are not required to be registered pursuant to the Securities Act of 1933, as amended, and the rules and regulations of the Securities and Exchange Commission thereunder.

(ix) The Security Documents create a valid security interest in favor of the Trustee and the Noteholders in the Collateral in which each of the Company and its subsidiaries parties thereto has rights only as and when such rights are acquired and a valid security interest may be created under Article 9 of the New York.

(x) The Indenture Supplement does not, of itself, adversely affect the validity under the UCC of the security interest of the Trustee and the Noteholders (the “Secured Party”) in that part of the collateral described in the Security Agreement in which the Grantors have rights in which a valid security interest may be created under Article 9 of the UCC (the “UCC Collateral”) and after giving effect to the Indenture Supplement, Secured Party’s security interest in the UCC Collateral will be a valid security interest under Article 9 of the UCC to the same extent that it was a valid security interest immediately before the effectiveness of the Indenture Supplement, but subject to the Intercreditor Agreement.

(xi) The Indenture Supplement does not, of itself, adversely affect perfection of Secured Party’s security interest under the UCC in that part of the UCC Collateral in which, immediately before the effectiveness of the Indenture Supplement, Secured Party had a perfected security interest by virtue of the filing of the Financing Statement in the Office of the Secretary of State of the State of Delaware (the “Filing Collateral”) and after giving effect to the Indenture Supplement, Secured Party’s security interest in such Filing Collateral will be a perfected security interest under Article 9 of the UCC to the same extent that it was a perfected security interest immediately before the effectiveness of the Indenture Supplement, but subject to the Intercreditor Agreement.

(xii) For that part of the UCC Collateral that constitutes “certificated securities” within the meaning of Section 8-102(a)(4) of the UCC (“the Pledged Securities”), the Indenture

Supplement does not, of itself, adversely affect perfection of Secured Party’s security interest under the UCC in the Pledged Securities and after giving effect to the Indenture Supplement, Secured Party’s security interest in such Pledged Securities will be a perfected security interest under Article 9 of the UCC to the same extent that it was a perfected security interest immediately before the effectiveness of the Indenture Supplement, but subject to the Intercreditor Agreement.

EXHIBIT D

INTERCREDITOR AGREEMENT

(attached on next page)